Exhibit 5.3

December 20, 2002

The Bank of New York, as trustee
20 Broad Street, Lower Level
New York, New York 10005
Attention: Reorganization Section

Re:	Petrobras International Finance Company
Petróleo Brasileiro S.A. – Petrobras
Registration Statement on Form F-4

Dear Sirs:

I have acted as special Brazilian counsel for Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) in connection with the preparation of the above-captioned Registration Statement, as amended (the “Registration Statement”), and the forms of agreements filed as Exhibits thereto (the “Agreements”), including the Amended and Restated Standby Purchase Agreement dated as of February 28, 2002, by and between Petrobras and The Bank of New York (the “Standby Purchase Agreement”), pursuant to which Petrobras International Finance Company proposes to exchange up to U.S.$500,000,000 aggregate principal amount of its 9 1/8% Senior Notes due February 2007 (the “New Notes”) for a like principal amount of its 9 1/8% Senior Notes due February 2007 (the “Old Notes”).

It is my opinion that under and with respect to the present laws of Brazil, the Standby Purchase Agreement has been duly authorized, executed and delivered by Petrobras and constitutes valid and legally binding direct, general and unconditional obligations of Petrobras, enforceable in accordance with its terms, subject to bankruptcy, suspension of payments, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect affecting the enforcement of creditor’s rights generally.

I hereby consent to the filing of this opinion with the Registration Statement and to the reference to myself under the captions “Difficulty of Enforcement of Civil Liabilities Against Non-U.S. Persons” and “Legal Matters” in the Registration Statement.

Very truly yours,

Nilton de Almeida Maia